                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



    X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---------    ACT OF 1934

             For the period ended December 31, 2000

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---------    EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

             Commission file number 001-11373

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             PROFIT SHARING PLAN OF
                BINDLEY WESTERN INDUSTRIES, INC. AND SUBSIDIARIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Cardinal Health, Inc.

                               7000 Cardinal Place

                               Dublin, Ohio 43017

                             Telephone: 614-757-5000

                              REQUIRED INFORMATION

The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

                                    SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT SHARING PLAN OF BINDLEY WESTERN INDUSTRIES, INC. AND SUBSIDIARIES

By:  Employee Benefits Policy Committee





/s/ Richard J. Miller                          June 29, 2001
--------------------------------
Richard J. Miller
Plan Committee Member

                                TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT..................................................1

FINANCIAL STATEMENTS:

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     WITH FUND INFORMATION, AT DECEMBER 31, 2000 AND 1999...................2-3

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
     PLAN BENEFITS, WITH FUND INFORMATION,
     FOR THE YEAR ENDED DECEMBER 31, 2000.....................................4

  NOTES TO FINANCIAL STATEMENTS.............................................5-9

SCHEDULES*:

  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
     DECEMBER 31, 2000 (SCHEDULE I)..........................................10

  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
     ENDED DECEMBER 31, 2000 (SCHEDULE II)...................................11


*NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY
 ARE NOT APPLICABLE.

EXHIBITS:

  EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANTS'

                          INDEPENDENT AUDITORS' REPORT

To the Administrator and
Administrative Committee of
The Profit Sharing Plan of Bindley
Western Industries, Inc. and Subsidiaries:

         We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            /s/ ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana
June 27, 2001

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 2000

                                                                          Fund Information
                                  --------------------------------------------------------------------------------------------------
                                                    Victory                            Victory                         American
                                      BWI          Investment        Victory         U.S. Gov't        American       Washington
                                    Common        Quality Bond       Balanced        Obligations      EuroPacific   Mutual Investors
                                     Stock            Fund             Fund            Fund          Growth Fund          Fund
                                  -----------     ------------      -----------      -----------      -----------   ----------------
Assets
  Investments, at fair value:     $15,113,504       1,192,174        2,788,702        9,520,792        1,095,152       4,318,533

  Receivables:
     Employer contributions           883,439         145,302          344,308          422,339          206,304         507,604
     Employee contributions            32,866           3,061            8,222            7,032            5,938          12,774

  Accrued investment income             1,435              --               --               --               --              --
                                  -----------      ----------       ----------       ----------       ----------      ----------

    Total assets                   16,031,244       1,340,537        3,141,232        9,950,163        1,307,394       4,838,911

Liabilities

  Other liabilities                        --          (2,721)          (6,930)          (5,853)          (4,943)        (10,691)
                                  -----------     -----------      -----------      -----------      -----------      ----------
  Net assets available for
    plan benefits                 $16,031,244     $ 1,337,816      $ 3,134,302      $ 9,944,310      $ 1,302,451      $4,828,220
                                  ===========     ===========      ===========      ===========      ===========      ==========


                                                                          Fund Information
                                  ----------------------------------------------------------------------------------------------
                                                   Franklin         Victory           Fidelity
                                     PHC           Small Cap         Stock           Adv Equity
                                    Common          Growth           Index             Growth           Loan
                                    Stock            Fund             Fund              Fund            Fund            Total
                                  -----------     -----------      -----------      -----------      -----------     -----------
 Assets
  Investments, at fair value:       9,725,189       2,017,599          651,810        1,082,023           52,819      47,558,297

  Receivables:
    Employer contributions                 --         369,645          141,177          191,974               --       3,212,092
    Employee contributions                 --          10,904            2,868            4,909               --          88,574

  Accrued investment income                75              --               --               --               --           1,510
                                  -----------     -----------      -----------      -----------      -----------     -----------


    Total assets                    9,725,264       2,398,148          795,855        1,278,906           52,819      50,860,473

Liabilities

  Other liabilities                        --          (9,357)          (2,399)          (4,241)              --         (47,135)
                                  -----------     -----------      -----------      -----------      -----------     -----------
  Net assets available
    for plan benefits             $ 9,725,264     $ 2,388,791      $   793,456      $ 1,274,665      $    52,819     $50,813,338
                                  ===========     ===========      ===========      ===========      ===========     ===========












    See auditors' report and accompanying notes to the financial statements.

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1999

                                                                       Fund Information
                                     -----------------------------------------------------------------------------------
                                                          Victory                           Victory            Victory
                                        BWI             Investment       Victory            Special          U.S. Gov't
                                       Common          Quality Bond      Balanced            Value           Obligations
                                       Stock               Fund            Fund            Stock Fund           Fund
                                     -----------       ------------      ----------        ----------        -----------
 Assets

  Investments, at fair value:        $ 5,630,326          639,605         3,125,705         1,065,612           4,045,550

  Receivables:
     Employer contributions              566,293           95,182           254,576           243,173             422,464
     Employee contributions                2,269              315               953               925                 644

  Accrued investment income                  254               --                 2                --                   3
                                     -----------        ---------       -----------        -----------        -----------

    Total assets                       6,199,142          735,102         3,381,236         1,309,710           4,468,661

Liabilities

  Other liabilities                       (9,825)              --                --                --                 --

                                     -----------        ---------       -----------        -----------        -----------
    Net assets available
      for plan benefits              $ 6,189,317        $ 735,102       $ 3,381,236        $ 1,309,710        $ 4,468,661
                                     ===========        =========       ===========        ===========        ===========


                                                                       Fund Information
                                     -----------------------------------------------------------------------------------
                                                          American
                                      American           Washington          PHC
                                     EuroPacific      Mutual Investors     Common            Loan
                                     Growth Fund           Fund             Stock            Fund              Total
                                     ------------     ----------------     --------        ----------       ----------
 Assets

  Investments, at fair value:            824,938         4,426,454        4,437,065          77,924          24,273,179

  Receivables:
     Employer contributions              138,209           357,158               --              --           2,077,055
     Employee contributions                  660             2,055               --              --               7,821

  Accrued investment income                   --                 2               52              --                 313

                                      ----------        ----------      -----------        --------        ------------

    Total assets                         963,807         4,785,669        4,437,117          77,924          26,358,368

Liabilities

  Other liabilities                           --                --               --              --              (9,825)

                                      ----------       -----------       ----------        --------        ------------
    Net assets available
      for plan benefits               $  963,807       $ 4,785,669       $4,437,117        $ 77,924        $ 26,348,543
                                      ==========       ===========       ==========        ========        ============


    See auditors' report and accompanying notes to the financial statements.

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                            Fund Information
                                      ----------------------------------------------------------------------------------------

                                                       Victory                         Victory         Victory
                                          BWI         Investment       Victory         Special        U.S. Gov't    American
                                         Common      Quality Bond      Balanced         Value        Obligations   EuroPacific
                                         Stock           Fund            Fund        Stock Fund         Fund       Growth Fund
                                      ------------   ------------    -----------     -----------     -----------   -----------
 Contributions:
   Employer                            $   883,439    $  145,302     $   344,308     $        --      $  422,339    $  206,304
   Employee                                631,630        81,482         279,372          13,505         177,430       226,479
   Rollover                                 27,478        40,154         334,122           6,430         275,082       494,862
                                       -----------    ----------     -----------     -----------      ----------    ----------

     Total contributions                 1,542,547       266,938         957,802          19,935         874,851       927,645
                                       -----------    ----------     -----------     -----------      ----------    ----------

 Investment Income:
   Interest and dividends                   45,454        48,974         249,370              --             133       130,450
   Realized gains and losses             5,163,226        (6,418)         97,907         (77,599)        289,875        34,995
   Net appreciation (depreciation)
      in fair value of investments       7,063,808        33,299        (216,147)         54,553         (15,631)     (455,032)
                                       -----------    ----------     -----------     -----------      ----------    ----------

      Total investment income           12,272,488        75,855         131,130         (23,046)        274,377      (289,587)
                                       -----------    ----------     -----------     -----------      ----------    ----------

        Total additions (deductions)    13,815,035       342,793       1,088,932          (3,111)      1,149,228       638,058

 Distributions to participants            (756,919)      (40,787)       (536,762)         (3,401)       (580,344)      (79,735)
 Administrative expenses                   (31,465)       (1,262)         (3,302)             --          (9,302)       (1,786)
 Net transfers (to) from
    other funds                         (3,184,724)      301,970        (795,802)     (1,303,198)      4,916,067      (217,893)
                                       -----------    ----------     -----------     -----------      ----------    ----------

 Net increase (decrease) in
   net assets available for
   plan benefits                         9,841,927       602,714        (246,934)     (1,309,710)      5,475,649       338,644

 Beginning of year                       6,189,317       735,102       3,381,236       1,309,710       4,468,661       963,807
                                       -----------    ----------      ----------     -----------      ----------    ----------
 End of year                           $16,031,244    $1,337,816      $3,134,302     $        --      $9,944,310    $1,302,451
                                       ===========    ==========      ==========     ===========      ==========    ==========


                                                                        Fund Information
                               ----------------------------------------------------------------------------------------------------
                                   American                     Franklin       Victory      Fidelity
                                  Washington        PHC         Small Cap       Stock      Adv Equity
                               Mutual Investors    Common        Growth         Index        Growth          Loan
                                     Fund           Stock         Fund           Fund         Fund           Fund        Total
                               ----------------  ----------    ----------     ---------    -----------     --------    -----------
Contributions:
   Employer                      $   507,604     $       --    $  369,645     $ 141,177    $   191,974           --    $ 3,212,092
   Employee                          467,858             --       294,838        75,943         93,903           --      2,342,440
   Rollover                           61,092             --       387,272       571,888        491,542           --      2,689,922
                                   ---------     ----------    ----------     ---------    -----------     --------    -----------

     Total contributions           1,036,554             --     1,051,755       789,008        777,419           --      8,244,454
                                   ---------     ----------    ----------     ---------    -----------     --------    -----------

 Investment Income:
   Interest and dividends            419,206            679        23,394        22,945         56,634        6,399      1,003,638
   Realized gains and losses           3,950      1,620,465      (115,112)      (29,733)       (14,928)          --      6,966,628
   Net appreciation
     (depreciation) in
     fair value of investments
                                      (97,606)    5,625,675      (345,355)       (55,753)     (242,043)          --     11,349,768
                                  -----------    ----------    ----------     ---------    -----------     --------    -----------

       Total investment income        325,550     7,246,819      (437,073)      (62,541)      (200,337)       6,399     19,320,034
                                  -----------    ----------   -----------     ---------    -----------     --------    -----------

           Total additions
          (deductions)
                                    1,362,104     7,246,819       614,682       726,467        577,082        6,399     27,564,488

 Distributions to participants       (343,653)     (541,557)     (113,482)       (6,134)        (2,895)     (20,965)    (3,026,634)
 Administrative expenses               (4,736)      (17,631)       (2,405)         (497)          (673)          --        (73,059)
 Net transfers (to) from
  other funds                        (971,164)   (1,399,484)    1,889,996        73,620        701,151      (10,539)            --
                                  -----------    ----------    -----------    ---------    ------------    --------    -----------

 Net increase (decrease) in
   net assets available for
   plan benefits                       42,551      5,288,147    2,388,791       793,456      1,274,665      (25,105)    24,464,795

 Beginning of year                  4,785,669      4,437,117           --            --             --       77,924     26,348,543
                                   ----------     ----------   ----------     ---------     ----------     --------    -----------
 End of year                       $4,828,220     $9,725,264   $2,388,791     $ 793,456     $1,274,665     $ 52,819    $50,813,338
                                   ==========     ==========   ==========     =========     ==========     ========    ===========


    See auditors' report and accompanying notes to the financial statements.

                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999


NOTE 1 - DESCRIPTION OF THE PLAN

         The following brief description of the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

         The Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries (the "Plan") is a combined profit sharing and pre-tax savings plan. The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Bindley Western Industries, Inc. and its Subsidiaries (the "Company").

         Effective January 1, 1994, the Company adopted the Prism Prototype Plan and Trust (the "Prism Plan"), thereby amending and restating the Plan, which had originally been established January 1, 1979.

Participation

         Employees are eligible to participate in the Plan on January 1, April 1, July 1, or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed not fewer than 1,000 hours of service.

Administration

         At December 31, 2000, the Plan was administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan. (See Note 8, "Subsequent Event")

Contributions and Allocations to Participants

         The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The 2000 and 1999 profit sharing contribution approximated $3,212,000 and $2,077,000, respectively.

         Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,500 for 2000 and $10,000 for 1999. Participants may also make qualified rollover contributions to the Plan.

         Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year.

         Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December 31, 2000 and 1999, forfeited non-vested accounts totaled $378,197 and $263,685, respectively.

         Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

Vesting and Distributions

         A participant's interest in their pre-tax employee contributions and the earnings thereon are 100% vested at all times.

         A participant's interest in their profit sharing account is vested as follows:

                 Number of Years                                Percentage
                    of Service                                    Vested
                ------------------                              ----------

                Fewer than 3                                          0%
                3                                                    20%
                4                                                    40%
                5                                                    60%
                6                                                    80%
                7 or more                                           100%

         In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

         Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. Any loans issued prior to the adoption of the Prism Plan bear interest at a reasonable rate determined by the Committee. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

         All distributions to participants must be approved by the Committee.

Employee Rollover Contributions

         During 2000, the employees of Central Pharmacy, Inc. rolled their 401(K)/Profit Sharing Plan assets into the Profit Sharing Plan of Bindley Western Industries, Inc. and Subsidiaries. The rollover was recognized in the accounts of Bindley Western Industries, Inc. and Subsidiaries as of July 1, 2000, at their balances as previously carried by the Central Pharmacy 401(K)/Profit Sharing Plan. The total rollover amount approximated $2,376,000 and is included in the accompanying statement of changes in net assets available for benefits, with fund information.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The accounts of the Plan are maintained on the accrual basis of accounting.

Investments and Investment Income

         Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values. Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits

         Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account. Benefits are recorded when paid.

Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS


         The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. At December 31, 2000, these investment programs ranged from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation (depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

Investment Options

         Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

         1. Victory Investment Quality Bond Fund - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

         2. Victory Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

         3. Victory Special Value Fund - invests primarily in common stocks of small and medium-sized companies. This fund was closed as of February 1, 2000 and all assets were transferred into other available funds.

         4. Bindley Western Industries Common Stock Fund - invests in the common stock of the Company. (See Note 8, "Subsequent Event")

         5. Victory U.S. Government Obligations Fund - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

         6. American EuroPacific Growth Fund - invests in small and large companies based in industrial nations as well as smaller, developing nations.

         7. American Washington Mutual Investors Fund - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

         8. Priority Healthcare Corporation Common Stock Fund - one time investment in the common stock of Priority Healthcare Corporation, resulting from the Bindley Western Industries, Inc. January 1, 1999 spin-off.

         9. Franklin Small-Cap Growth Fund - invests primarily in the equity securities of small capitalization companies in the United States.

        10. Victory Stock Index Fund - invests primarily in the common stocks that comprise the S&P 500 Index.

        11. Fidelity Advisor Equity Growth Fund - invests primarily in the common and preferred stocks of companies with above-average growth characteristics.


Fund Transfers

         Transfers between funds result from participants redirecting their contributions between the funds listed above.

NOTE 4 - PARTY-IN-INTEREST

         Participants in the Plan may invest their contributions/account balances in a Bindley Western Industries, Inc. Common Stock Fund, which primarily holds shares of the Company's common stock. At December 31, 2000, this fund held 356,386 shares with a historical cost of $5,804,048 and a market value of $15,113,504. At December 31, 1999, this fund held 369,807 shares with a historical cost of $3,708,889 and a market value of $5,630,326. (See Note 8, "Subsequent Event")


NOTE 5 - INCOME TAX STATUS

         The Internal Revenue Service issued a determination letter on October 2, 1996 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500

         At December 31, 2000, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.



NOTE 8 - SUBSEQUENT EVENT

         On February 14, 2001, Bindley Western Industries, Inc. shareholders voted to approve a merger with Cardinal Health, Inc. This was a stock-for-stock transaction, where Bindley Western Industries, Inc. shareholders received 0.6413 Cardinal Health, Inc. common shares for each outstanding share of Bindley Western Industries, Inc. As a result, all Company common stock held in participants' accounts was converted into Cardinal Health, Inc. common stock at the applicable exchange ratio, and the Bindley Western Industries Common Stock Fund was converted to the Cardinal Health, Inc. Common Stock Fund.

         Also, in connection with the merger, the Cardinal Health, Inc.
Employee Benefits Policy Committee has assumed responsibility for administration of the Plan.

                                                                Schedule I


                         PROFIT SHARING PLAN OF
                    BINDLEY WESTERN INDUSTRIES, INC.
                            AND SUBSIDIARIES


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2000

                                                                                                                      Current
                           Identity of Issue                    Description of Investment               Cost           Value
----------    ---------------------------------------------    ----------------------------         -------------   -------------
              American EuroPacific Growth Fund                 Registered Investment Company         $ 1,306,864     $ 1,095,152

              Fidelity Adv Equity Growth Fund                  Registered Investment Company           1,324,066       1,082,023

              Franklin Small Cap Growth Fund                   Registered Investment Company           2,362,953       2,017,599

              Victory Stock Index Fund                         Registered Investment Company             707,563         651,810

              Victory Balanced Fund                            Registered Investment Company           2,739,771       2,788,702

              American Washington Mutual Investors Fund        Registered Investment Company           4,311,016       4,318,533

              Victory U.S. Government Obligations Fund         Registered Investment Company           9,097,994       9,520,792

    *         Bindley Western Industries Common Stock Fund     Equity Securities of Bindley Western    5,804,048      15,113,504
                                                               Industries, Inc.

              Priority Healthcare Corp Common Stock Fund       Equity Securities of Priority           1,209,352       9,725,189
                                                               Healthcare Corporation

              Victory Investment Quality Bond Fund             Registered Investment Company           1,192,590       1,192,174

    *         Loans to participants (Interest rates
                of 8.25% to 9.25%)                                                                        52,819          52,819
                                                                                                     -----------    ------------

                                                                                                     $30,109,036    $ 47,558,297
                                                                                                     ===========    ============

              *Denotes party-in-interest.




    See auditors' report and accompanying notes to the financial statements.

                                                                Schedule II


                             PROFIT SHARING PLAN OF
                        BINDLEY WESTERN INDUSTRIES, INC.
                                AND SUBSIDIARIES

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                             Current
                                                                                                             Value of
                                                                                          Trans-             Asset on
Identity of                                                Purchase    Selling    Lease   action            Transaction   Net Gain
Party Involved            Description of Asset              Price       Price     Rental  Expenses  Cost       Date       or (Loss)
---------------------     --------------------------     --------------------------------------------------------------------------
Key Trust Company of      Victory U.S. Government
  Indiana, NA                Obligations Fund              8,355,957                             8,355,957    8,355,957          --

Key Trust Company of      American Washington
  Indiana, NA               Mutual Investors Fund          4,362,530                             4,322,530    4,322,530          --

Key Trust Company of      Bindley Western Industries
 Indiana, NA                Common Stock Fund              6,959,624                             6,959,624    6,959,624          --

Key Trust Company of      American Europacific
  Indiana, NA               Growth Fund                    1,438,436                             1,438,436    1,438,436          --

Key Trust Company of      Victory Prime Obligation
  Indiana, NA               Money Market Fund              9,554,780                             9,554,780    9,554,780          --

Key Trust Company of      Victory Stock Index Fund         1,560,208                             1,560,208    1,560,208          --
  Indiana, NA

Key Trust Company of      Victory Balanced Fund            1,230,401                             1,230,401    1,230,401          --
  Indiana, NA

Key Trust Company of      Fidelity Adv Equity
  Indiana, NA               Growth Fund                    1,592,051                             1,592,051    1,592,051          --

Key Trust Company of      Franklin Small Cap
  Indiana, NA               Growth Fund                    4,018,772                             4,018,772    4,018,772          --

Key Trust Company of      Victory U.S. Government
  Indiana, NA               Obligations Fund                            3,154,959                3,062,886    3,154,959      92,073

Key Trust Company of      Victory Prime Obligation
  Indiana, NA               Money Market Fund                           9,625,442                9,625,442    9,625,442          --

Key Trust Company of      American Washington
  Indiana, NA               Mutual Investors Fund                       4,376,794                4,437,093    4,376,794     (60,299)

Key Trust Company of      Bindley Western Industries
  Indiana, NA               Common Stock Fund                           9,737,556                5,777,145    9,737,556   3,960,411

Key Trust Company of      American EuroPacific
  Indiana, NA               Growth Fund                                   748,185                  824,411      748,185     (76,226)

Key Trust Company of      Priority Healthcare Corp.
  Indiana, NA               Common Stock Fund                           1,962,149                  984,011    1,962,149     978,139

Key Trust Company of      Victory Stock Index Fund                        822,912                  852,645      822,912     (29,733)
  Indiana, NA

Key Trust Company of      Victory Balanced Fund                         1,449,163                1,457,696    1,449,163      (8,533)
  Indiana, NA

Key Trust Company of      Fidelity Adv Equity
  Indiana, NA               Growth Fund                                   253,057                  267,985      253,057     (14,928)

Key Trust Company of      Franklin Small Cap
  Indiana, NA               Growth Fund                                 1,540,706                1,656,179    1,540,706    (115,473)


    See auditors' report and accompanying notes to the financial statements.